Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 26
Exhibit Index on Page: 24

REQUIRED INFORMATION

See the attached Financial Statements with Auditors' Report for The Progressive Retirement Security Program, for the years ended December 31, 2005 and 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RSP Administrative Committee, as Administrator of
The Progressive Retirement Security Program

By: [signature]

Lori Niederst

Committee Member

Date: June 27, 2006

I:\LEGAL\EJS\L060325(11-K RSP)\11K-2005.doc

THE PROGRESSIVE RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
AUDITORS' REPORT

December 31, 2005 and 2004

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Progressive Retirement Security Program

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 25, 2006
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	December 31 **2005**	December 31 2004
ASSETS		
Pending trade settlement	**$ 24**	$ 912
Investments, at Fair Value:		
The Progressive Corporation Common Shares (cost: $236,030 and $216,338)	**762,150**	578,179
Other investments (cost: $588,156 and $471,306)	**678,050**	550,204
	1,440,200	1,128,383
Participant Loans	**23,607**	20,259
Net Assets Available for Benefits	**$ 1,463,831**	$ 1,149,554

See accompanying notes.

6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	Year Ended December 31 2005	2004
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 46,071**	$ 39,686
Participants'	**73,152**	63,284
Rollovers	**5,342**	4,886
	124,565	107,856
Investment Income:		
Net appreciation in fair value of The Progressive Corporation Common Shares	**213,174**	9,396
Net appreciation in fair value of other investments	**20,806**	31,527
Dividends on The Progressive Corporation Common Shares	**604**	776
Interest and other dividends	**23,049**	14,223
	257,633	55,922
Total Additions	**382,198**	163,778
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**67,677**	52,224
Other expenses	**244**	214
Total Deductions	**67,921**	52,438
Net Increase	**314,277**	111,340
Net Assets Available for Benefits:		
Beginning of Year	**1,149,554**	1,038,214
End of Year	**$ 1,463,831**	$ 1,149,554

See accompanying notes.

1 Description of the Plan

The Progressive Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long Term Savings Plan

General:

The LTSP is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

Contributions:

Plan participants may contribute to the LTSP, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2005 and 2004 were $907,693 and $936,580, respectively.

As of December 31, 2005 and 2004, total accumulated forfeiture balances were $1,358,274 and $1,443,451, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2005 and 2004, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $1,000,000, respectively.

Investment Options for Company Match:

Company-matching contributions are invested according to participants' elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

New loans carry an interest rate of 1% above the prime rate at the inception of the loan. This rate is adjusted quarterly for new loans. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant's account for each new loan.

1 Description of the Plan, Continued

Loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability, age 59 1/2 or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service, has 1,000 hours of service within a service year and has attained age twenty-one (21).

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

1 Description of the Plan, Continued

Vesting:

Company contributions are 100% vested upon completion of five years of service.

Company contributions fully vest in less than five years if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2005 and 2004 were $936,143 and $856,544, respectively.

As of December 31, 2005 and 2004, total accumulated forfeiture balances were $953,665 and $930,381, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2005 and 2004, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $1,000,000, respectively.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2005 or 2004.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust's assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are expenses of the Plan.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

2 Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan provides for various investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3 Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2005		
Fidelity Freedom Income Fund	172,057.13	11.37
Fidelity Freedom 2000 Fund	34,812.44	12.21
Fidelity Freedom 2005 Fund	10,756.17	11.12
Fidelity Freedom 2010 Fund	397,176.47	14.05
Fidelity Freedom 2015 Fund	94,107.82	11.55
Fidelity Freedom 2020 Fund	923,330.01	14.71
Fidelity Freedom 2025 Fund	75,006.98	11.96
Fidelity Freedom 2030 Fund	1,539,735.48	15.02
Fidelity Freedom 2035 Fund	105,499.88	12.23
Fidelity Freedom 2040 Fund	534,927.39	8.83
Fidelity Retirement Money Market Portfolio	14,160,230.89	1.00
Fidelity Managed Income Portfolio II-Class 2	142,498,004.42	1.00
Fidelity U.S. Bond Index Fund	3,471,682.84	10.90
Oakmark Equity and Income Fund-Class 1	1,652,507.91	24.98
Washington Mutual Investors Fund-Class A	377,826.54	30.84
American Beacon Small Cap Value-Plan Ahea	506,830.92	20.03
Fidelity Dividend Growth Fund	2,396,609.43	28.79
Vanguard Institutional Index Fund	669,210.94	114.01
Fidelity Low-Priced Stock Fund	1,568,315.77	40.84
Fidelity Mid-Cap Stock Fund	1,800,472.43	26.57
Wasatch Small Cap Growth Fund	330,740.25	36.70
Fidelity Diversified International Fund	2,267,421.87	32.54
The Progressive Corporation Stock Fund	6,526,377.61	116.78

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2004		
Fidelity Freedom Income Fund	176,761.30	11.27
Fidelity Freedom 2000 Fund	53,216.16	12.08
Fidelity Freedom 2005 Fund	1,020.49	10.80
Fidelity Freedom 2010 Fund	283,952.26	13.62
Fidelity Freedom 2015 Fund	31,788.96	11.05
Fidelity Freedom 2020 Fund	739,946.74	13.96
Fidelity Freedom 2025 Fund	14,761.11	11.28
Fidelity Freedom 2030 Fund	1,308,687.05	14.08
Fidelity Freedom 2035 Fund	14,847.39	11.44
Fidelity Freedom 2040 Fund	345,251.38	8.27
Fidelity Retirement Money Market Portfolio	8,859,615.15	1.00
Fidelity Managed Income Portfolio II-Class 2	129,653,903.21	1.00
Fidelity U.S. Bond Index Fund	2,793,262.48	11.14
Oakmark Equity and Income Fund-Class 1	1,309,470.48	23.50
Washington Mutual Investors Fund-Class A	258,765.39	30.78
American Beacon Small Cap Value-Plan Ahea	207,435.37	19.91
Fidelity Dividend Growth Fund	2,196,842.02	28.49
Vanguard Institutional Index Fund	595,867.59	110.71
Fidelity Low-Priced Stock Fund	1,340,247.77	40.25
Fidelity Mid-Cap Stock Fund	1,490,252.44	23.45
Wasatch Small Cap Growth Fund	213,080.87	39.46
Fidelity Diversified International Fund	1,804,176.69	28.64
The Progressive Corporation Stock Fund	6,814,931.92	84.84

4 Investment Programs

Participants have the option of investing their LTSP contributions and Company SDRP contributions in the funds listed below. They can also transfer between all funds. Income generated from these funds is reinvested in the respective funds. As of December 31, 2005 and 2004, there were 29,468 and 27,610 Plan participants, respectively.

A brief description of each of the investment options follows:

Fidelity Freedom Income Fund

Primarily invests approximately 38% in investment grade fixed income funds, 2% in high yield fixed income funds, 40% in short-term funds and 20% in domestic equity funds. Beginning May 29, 2005, Freedom Income Fund will gradually move toward its stable target asset allocation of 20% domestic equity funds, 35% investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. Share price and return will vary.

Fidelity Freedom 2000 Fund

Primarily invests approximately 26% in domestic equity funds, 1% in international equity funds, 33% in investment grade fixed income funds, 2% in high yield fixed-income funds and 38% in Fidelity short-term mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2005 Fund

Primarily invests approximately 40% in domestic equity funds, 7% in international equity funds, 36% in investment grade fixed income funds, 5% in high yield fixed income funds and 12% in Fidelity short-term mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2010 Fund

Primarily invests approximately 41% in domestic equity funds, 8% in international equity funds, 37% in investment grade fixed income funds, 5% in high yield fixed income funds and 9% in Fidelity short-term mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

4 Investment Programs, Continued

Fidelity Freedom 2015 Fund

Primarily invests approximately 49% in domestic equity funds, 10% in international equity funds, 30% in investment grade fixed income funds, 7% in high yield fixed income funds and 4% in Fidelity short-term mutual funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2020 Fund

Primarily invests approximately 57% in domestic equity funds, 12% in international equity funds, 23% in investment grade fixed income funds and 8% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2025 Fund

Primarily invests approximately 61% in domestic equity funds, 13% in international equity funds, 19% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2030 Fund

Primarily invests approximately 68% in domestic equity funds, 15% in international equity funds, 10% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Freedom 2035 Fund

Primarily invests approximately 68% in domestic equity funds, 15% in international equity funds, 9% in investment grade fixed income funds and 8% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

4 Investment Programs, Continued

Fidelity Freedom 2040 Fund

Primarily invests approximately 69% in domestic equity funds, 16% in international equity funds, 5% in investment grade fixed income funds and 10% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time. Share price and return will vary.

Fidelity Retirement Money Market Portfolio

Primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities. The fund may also enter into reverse repurchase agreements. The fund also invests more than 25% of its assets in the financial services industry.

Fidelity Managed Income Portfolio II-Class 2 (MIP II)

The portfolio seeks to preserve the principal investment while earning interest income. The portfolio invests in investment contracts issued by major insurance companies and other approved financial institutions as well as certain types of fixed-income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity.

Fidelity U.S. Bond Index Fund

Primarily invests at least 80% of its assets in bonds included in the Lehman Brothers Aggregate Bond Index. In general, bond prices rise when interest rates fall, and vice versa. This effect is usually more pronounced for longer-term securities. Share price and return will vary.

Oakmark Equity and Income Fund-Class 1

Primarily in a diversified portfolio of U.S. equity and fixed-income securities. The fund invests approximately 50%-75% of its total assets in equity securities, including securities convertible into equity securities, 25%-50% of its assets in U.S. government securities and debt securities rated at time of purchase within the two highest grades assigned by Moody's Investors Service, Inc. or Standard and Poor's Corporation, and up to 20% in unrated or lower rated debt securities (which involve greater risk). The fund searches for companies selling at a discount as compared with their true underlying value. Investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperforms growth stocks during given periods. Share price, yield and return will vary.

4 Investment Programs, Continued

Washington Mutual Investors Fund-Class A

Primarily common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund's "eligible list" criteria, which include specific guidelines for return of capital, financial strength, and dividend payment. The "eligible list" requirements are based on standards originally established by the U.S. District Court for the investment of trust funds in the District of Columbia. Share price and return will vary.

American Beacon Small Cap Value Fund-Plan Ahead Class

Primarily invests at least 80% of the total assets of the fund in equity securities of U.S. companies with market capitalizations of $2.6 billion or less at the time of investment. The fund's investments may include common stocks, preferred stocks, securities convertible into common stocks and U.S. dollar-denominated American Depository Receipts. Investments in smaller companies may involve greater risks than those in larger, more well known companies. Share price and return will vary.

Fidelity Dividend Growth Fund

Primarily invests at least 80% of its assets in equity securities. Normally invests in common stocks of companies that pay dividends or that Fidelity Management & Research Company (FMR) believes have the potential to pay dividends in the future. The fund may invest in securities of domestic and foreign issuers. It is important to note that the fund does not invest for income. Share price and return will vary.

Vanguard Institutional Index Fund

The fund employs a "passive management" or indexing approach to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. Its management does not speculate on the direction of the index. Share price and return will vary.

4 Investment Programs, Continued

Fidelity Low-Priced Stock Fund

Primarily invests at least 80% of its assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund may potentially invest in stocks not considered low priced. Investments in smaller companies may involve greater risk than those of larger, more well known companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in "growth" or "value" stocks, or both. If you sell any of your shares after holding them for less than 90 days, the fund will deduct a short-term trading fee from your account equal to 1.5% of the value of the shares sold. Share price and return will vary.

Fidelity Mid-Cap Stock Fund

Primarily invests at least 80% of its assets in common stocks of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap® Index or the S&P® MidCap 400 Index). The fund may potentially invest in companies with smaller or larger market capitalizations. Investments in mid-sized companies may involve greater risk than those of larger, more well known companies, but may be less volatile than investments in smaller companies. The fund may invest in securities of domestic and foreign issuers. If you sell any of your shares after holding them for less than 30 days, the fund will deduct a short-term trading fee from your account equal to 0.75% of the value of the shares sold. Share price and return will vary.

Wasatch Small Cap Growth Fund

Primarily invests in the common stocks of companies with market capitalizations of less than $2.5 billion at the time of purchase. The fund's manager uses a "bottom-up" fundamental analysis to identify individual companies that it believes have superior growth prospects. Analysis includes studying a company's financial statements, making onsite visits and meeting with top management to evaluate such factors as potential for: increasing earnings per share; gaining market share; expanding operating margins; sustainable competitive advantage; and capitalizing on favorable long term trends. Investments in smaller companies may involve greater risks than those in larger, more well known companies. Share price and return will vary.

4 Investment Programs, Continued

Fidelity Diversified International Fund

Primarily invests in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments. This risk includes political and economic uncertainties of foreign countries, as well as the risk of currency fluctuation. If you sell your shares after holding them for less than 30 days, the fund will deduct a short-term trading fee from your account equal to 1% of the value of the shares sold. Share price and return will vary.

The Progressive Corporation Stock Fund

This fund is administered as a Pooled Stock Account, which is primarily, invested in Common Shares of The Progressive Corporation. The primary objective of The Progressive Corporation Stock Fund is to provide long-term capital appreciation.

Fidelity BrokerageLink/Brokerage Account

This option allows the participant to buy, sell or trade in numerous mutual funds and all publicly traded bonds and stocks except The Progressive Corporation Company Shares. The participant is responsible for the annual fee for account maintenance and all trading costs associated with the securities selected.

5 Investments

The following investments individually represent 5% or more of the Plan's net assets available for benefits as of December 31:

	2005	2004
Fidelity Managed Income Portfolio II-Class 2	**$ 142,498,004**	$ 129,653,903
Fidelity Dividend Growth Fund	**NA**	$ 62,588,029
Vanguard Institutional Index Fund	**$ 76,296,739**	$ 65,968,501
Fidelity Diversified International Fund	**$ 73,781,908**	NA
The Progressive Corporation Common Shares	**$ 762,150,378**	$ 578,178,824

6 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company's common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

7 Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i

The Progressive Retirement Security Program

Plan No. 003
EIN 34-0963169

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	172,057.13 shares of Fidelity Freedom Income Fund	N/A	$ 1,956,290
*	Fidelity	34,812.44 shares of Fidelity Freedom 2000 Fund	N/A	425,060
*	Fidelity	10,756.17 shares of Fidelity Freedom 2005 Fund	N/A	119,609
*	Fidelity	397,176.47 shares of Fidelity Freedom 2010 Fund	N/A	5,580,329
*	Fidelity	94,107.82 shares of Fidelity Freedom 2015 Fund	N/A	1,086,945
*	Fidelity	923,330.01 shares of Fidelity Freedom 2020 Fund	N/A	13,582,184
*	Fidelity	75,006.98 shares of Fidelity Freedom 2025 Fund	N/A	897,083
*	Fidelity	1,539,735.48 shares of Fidelity Freedom 2030 Fund	N/A	23,126,827
*	Fidelity	105,499.88 shares of Fidelity Freedom 2035 Fund	N/A	1,290,263
*	Fidelity	534,927.39 shares of Fidelity Freedom 2040 Fund	N/A	4,723,409
*	Fidelity	14,160,230.89 shares of Fidelity Retirement Money Market Portfolio	N/A	14,160,231
*	Fidelity	142,498,004.42 shares of Fidelity Managed Income Portfolio II-Class 2	N/A	142,498,004
*	Fidelity	3,471,682.84 shares of Fidelity U.S. Bond Index Fund	N/A	37,841,343
	Harris Associates L.P.	1,652,507.91 shares of Oakmark Equity and Income Fund	N/A	41,279,648
	Capital Research and Mgmt Co.	377,826.54 shares of Washington Mutual Investors Fund-Class A	N/A	11,652,171
	American Beacon Advisors	506,830.92 shares of American Beacon Small Cap Value-Plan Ahead Class	N/A	10,151,823
*	Fidelity	2,396,609.43 shares of Fidelity Dividend Growth Fund	N/A	68,998,386
	The Vanguard Group	669,210.94 shares of Vanguard Institutional Index Fund	N/A	76,296,739
*	Fidelity	1,568,315.77 shares of Fidelity Low-Priced Stock Fund	N/A	64,050,016
*	Fidelity	1,800,472.43 shares of Fidelity Mid-Cap Stock Fund	N/A	47,838,552
	Wasatch Advisors, Inc.	330,740.25 shares of Wasatch Small Cap Growth Fund	N/A	12,138,167
*	Fidelity	2,267,421.87 shares of Fidelity Diversified International Fund	N/A	73,781,908
	Brokerage Account	Various Common Stocks	N/A	11,443,504
	Brokerage Account	Various Mutual Funds	N/A	13,127,801
	Brokerage Account	Various Rights/Warrants	N/A	306
	Brokerage Account	Various Government Debt	N/A	3,798
				678,050,396
*	The Progressive Corporation	6,526,377.61 shares of Progressive Corporation Common Stock	N/A	762,150,378
*	Participant Loans	5.00% to 10.00% at various maturities; participant account balances as collateral	N/A	23,606,725
				$ 1,463,807,498

*Party-in-interest

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated June 16, 2006, to incorporate by reference their report dated May 26, 2006	25

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

I:\LEGAL\EJS\L060325(11-K RSP)\11K-2005.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, dated June 16, 2006, to incorporate
by reference their report dated May 26, 2006

I:\LEGAL\EJS\L060325(11-K RSP)\11K-2005.doc

Meaden&Moore

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in a Registration Statement on Form S-8 (Files Number 33-51034 and 333-41238 filed on August 20, 1992 and July 12, 2000, respectively) of our report dated May 26, 2006, on the audit of the financial statements of The Progressive Retirement Security Program for the years ended December 31, 2005 and 2004.

Meaden & Moore Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 16, 2006
Cleveland, Ohio

Meaden & Moore, Ltd.

(A Meaden & Moore Company)

1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511

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